Exhibit 99.2

JEFFS’ BRANDS LTD

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Eliyahu Zamir, the Company’s Chief Executive Officer, and Mr. Ronen Zalayet, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value, of Jeffs’ Brands Ltd (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at Company’s offices, 7 Mezada Street, Bnei Brak 5126112, Israel, on March 12, 2026, at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

IMPORTANT NOTE: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you do not have a personal interest in Proposal Nos. 3, 5 and 6 and that you are not a controlling shareholder under the Israeli Companies Law, 5759-1999, (an “Interested Shareholder”). If you are an Interested Shareholder, please notify Ronen Zalayet, Chief Financial Officer, at c/o Jeffs’ Brands Ltd, 7 Mezada Street, Bnei Brak, Israel, telephone: +972-3-771-3520, or by email ronen@jeffsbrands.com (in which case your vote will only count for or against the ordinary majority, and not for or against the special majority, required for the approval of Proposal Nos. 3, 5, and 6). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence. Please see the Company’s Proxy Statement for the definition of “Interested Shareholder” and a further explanation as to who may be considered a controlling shareholder or may have a personal interest in the vote.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Continued and to be signed on reverse side

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

JEFFS’ BRANDS LTD

TO BE HELD ON MARCH 12, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		For	Against	Abstain
1.	To approve a change to the Company’s name and to amend the Company’s Amended and Restated Articles of Association accordingly.	☐	☐	☐
2.	To approve a reverse split of the Company’s issued and outstanding ordinary shares at a ratio within the range of 1-for-2 (1:2) to one-for-250 (1:250), to be effected in one or more increments, at such ratio(s) and on such date(s) as may be determined by the Company’s board of directors, in its discretion from time to time within 18 months following the date of the receipt of shareholder approval.	☐	☐	☐
3.	To approve the grant of equity awards to the Company’s Chief Executive Officer.	☐	☐	☐
4.	To approve the grant of equity awards to the Company’s directors, including the Chairperson of the Company’s board of directors.
5.	To approve the fixing of the NIS/U.S. Dollar exchange rate to be used for the conversion of the Chief Executive Officer’s and Chairperson of the Board’s compensation components at NIS 3.50 per one U.S. Dollar	☐	☐	☐
6.	To approve the engagement terms of Mr. Moshe Revach, a director of the Company, as a consultant of KeepZone AI Inc., a wholly-owned subsidiary of the Company.	☐	☐	☐

In their discretion, the proxy is authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.